UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 24, 2006
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation, dated April 24, 2006, reporting the Corporation's results of operations for the quarter ended March 31, 2006.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

Exhibit 99.1   Press release issued by Kimberly-Clark Corporation on April 24, 2006, regarding the Corporation's results of operations for the quarter ended March 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: April 24, 2006   By: \s\ Mark A Buthman
                                                Mark A. Buthman
                                                Senior Vice President and
                                                Chief Financial Officer

EXHIBIT INDEX

(99.1)   Press release issued by Kimberly-Clark Corporation on April 24, 2006, regarding the Corporation's results of operations for the quarter ended March 31, 2006.

KIMBERLY-CLARK ANNOUNCES FIRST QUARTER RESULTS

1Q '06 Sales Rose 4 Percent to $4.1 Billion; EPS Before Unusual Items Were 93 Cents, in Line With Previous Guidance for the Quarter

Company Reaffirms EPS Outlook for the Year

DALLAS, April 24, 2006—Kimberly-Clark Corporation (NYSE: KMB) today reported that net sales in the first quarter of 2006 rose 4.2 percent to $4.1 billion. Before currency effects, sales improved approximately 6 percent, driven by a 4 percent increase in sales volumes, with higher net selling prices and favorable product mix each contributing 1 percent. Diluted net income was 60 cents per share compared with 93 cents per share in 2005, a decrease of 35 percent. However, excluding charges related to competitive improvement initiatives for streamlining the company's operations, earnings before unusual items in the first quarter of 2006 were 93 cents per share, in line with the company's previous guidance of 90 to 93 cents per share.

Top-line growth, aggressive cost reductions and a lower share count all contributed positively to these results, enabling the company to offset significant cost inflation, a higher effective tax rate and incremental compensation expense for stock options recorded under the provisions of Statement of Financial Accounting Standards (SFAS) 123R.

Highlights of the improvement in first quarter sales included continued double-digit gains in developing and emerging markets along with solid volume growth for diapers and health care products in North America and Europe and for the company's bathroom tissue, baby wipes, toiletries and incontinence care brands in North America.

Chairman and Chief Executive Officer Thomas J. Falk said, "We delivered on our commitments for the first quarter while absorbing almost $90 million in cost inflation. As we entered 2006, we knew higher costs would pressure our margins, particularly in the first half of the year. I am encouraged by the way K-C teams have risen to the challenge. By staying focused on our Global Business Plan, we generated good volume growth and improved selling prices in the first quarter, with net sales rising to a new quarterly record. At the same time, we cut costs by an additional $45 million, building on the success of our FORCE (Focused On Reducing Costs Everywhere) program and moving rapidly to implement the strategic cost reductions announced last year. We also have plans in place that give us confidence that we'll continue to deliver on our commitments, quarter by quarter, over the balance of the year."

Review of first quarter sales by segment

Sales of **personal care** products rose 6.0 percent in the first quarter, driven by sales volume growth of approximately 7 percent. Volumes improved in every region. Net selling prices declined about 1 percent primarily due to competitive activity in North America and Europe.

Personal care sales in North America increased more than 2 percent compared with the first quarter of 2005. Sales volumes were up approximately 4 percent, with good volume gains in adult care and across the company's infant and child care categories, paced by double-digit growth for Huggies baby wipes and toiletries. These improvements were partially offset by lower sales volumes of Kotex feminine care products. Net selling prices decreased about 2 percent to match competitive moves and support product initiatives. In Europe, personal care sales decreased approximately 9 percent, but were 1 percent higher excluding currency. Sales volumes rose 5 percent, mostly offset by a 4 percent decline in selling prices. Child care volumes increased more than 10 percent and diaper volumes were up 4 percent overall, boosted by an 8 percent improvement in sales volumes of Huggies diapers in the company's four core European markets – the U.K., France, Italy and Spain. In developing and emerging markets, personal care sales climbed 15 percent, driven by double-digit volume growth, reflecting strong performance in Asia and Latin America, along with higher selling prices, improved product mix and currency benefits.

Sales of **consumer tissue** products increased 3.8 percent versus the first quarter of 2005 and moved ahead more than 6 percent before currency effects. Sales volumes grew 3 percent, net selling prices rose 2 percent and product mix improved 1 percent.

In North America, first quarter sales of consumer tissue products advanced approximately 7 percent, as sales volumes and net selling prices were both 3 percent higher and favorable product mix contributed an additional 1 percent. Sales comparisons benefited from continued strong growth in sales volumes of Scott bathroom tissue as well as recently implemented price increases for Cottonelle and Scott bathroom tissue and Viva and Scott paper towels. In Europe, consumer tissue sales decreased 5 percent, but were up 4 percent before currency effects. Sales volumes and net selling prices both rose about 1 percent, while product mix improved by approximately 2 percent, driven primarily by premium Andrex and Scottex bathroom tissue line extensions. Price increases averaging mid-single digits were implemented in a number of European markets during the quarter. Consumer tissue sales in developing and emerging markets improved 10 percent, with solid sales volume growth and higher selling prices in all regions accounting for most of the improvement.

Sales of **K-C Professional & other** products increased 1.6 percent in the quarter and were about 4 percent better at constant currency exchange rates. Net selling prices rose 2 percent and favorable product mix contributed a similar amount, reflecting K-C Professional's (KCP) strategies to improve revenue realization and enhance mix. KCP continues to successfully focus on more profitable market segments with distinctive, differentiated products such as Kleenex and Scottfold hand towels, WypAll X80 Towels, Kimtech wipers and offerings for the Do-It-Yourself channel. Overall sales volumes were unchanged, as global growth of 1 percent in KCP was offset by lower sales of other products.

Sales of **health care** products increased 5.0 percent in the quarter. Higher sales volumes were responsible for the entire increase, driven by double-digit growth outside North America and strong performance in face masks, sterilization wrap and new Sterling Nitrile exam gloves. Improved selling prices and product mix both added 1 percent to first quarter sales; however, these benefits were negated by weaker foreign currencies.

Other first quarter operating results

Operating profit before unusual items in the first quarter of 2006 was $629 million, approximately 1 percent below the prior year. Continued top-line growth and cost savings totaling about $45 million positively impacted first quarter operating results. At the same time, however, operating profit was negatively impacted by nearly $90 million of cost inflation. The total included nearly $35 million for raw materials other than fiber, driven by increases in the cost of polymer resins, superabsorbents and other oil-based materials, more than $30 million in energy costs, about $15 million in distribution costs as well as more than $5 million in higher fiber costs. Additionally, stock option expense, which the company began to record in 2006 using the prospective method under the provisions of SFAS 123R, reduced first quarter operating profit by about $10 million.

The company's effective tax rate in the first quarter of 2006 was 27.8 percent. Excluding unusual items, however, the effective tax rate for the quarter was 27.0 percent compared with 21.2 percent in the prior year. The increase was primarily due to a lower level of income tax benefits from the company's ownership interests in synthetic fuel partnership activities. Net of related nonoperating expense, the tax benefits contributed $4 million to net income in 2006 versus $13 million in 2005. Excluding unusual items in the current year and the effects of the synthetic fuel activities in both years, the effective tax rate was 29.6 percent in the first quarter of 2006 compared with 29.5 percent last year.

Kimberly-Clark's share of net income of equity companies in the first quarter rose 14 percent to $39 million, driven by higher net income at Kimberly-Clark de Mexico, S.A. de C.V. Continued strong performance by its consumer business helped K-C de Mexico achieve double-digit growth in sales and operating profit before currency transaction expenses for the fifth straight quarter.

Competitive improvement initiatives

During the first quarter, the company made further progress implementing the strategic cost reductions that will support the targeted growth investments announced in July 2005. As previously noted, the company plans to reduce costs by streamlining manufacturing and administrative operations primarily in North America and Europe, creating an even more competitive platform for growth and margin improvement.

Pretax charges totaling $209 million (approximately $154 million after tax) related to these cost reduction initiatives were recorded in the first quarter. A majority of the pretax charges were noncash, primarily for accelerated depreciation and asset write-offs. Major components of the charges were for consolidation of North Atlantic feminine and adult care and North American infant and child care operations as well as cost structure improvements in Europe and Latin America.

To date, employees have been notified about workforce reductions and other actions at 18 of the approximately 24 facilities slated for sale, closure or streamlining as part of the cost reduction initiatives, and pretax charges of $437 million (about $321 million after tax) have been recorded. The company currently expects to incur cumulative pretax charges of $1.0 to $1.1 billion ($700 to $775 million after tax) through the end of 2008 that will yield annual pretax savings of at least $350 million in 2009.

Savings of approximately $15 million were realized in the first quarter of 2006. Based upon successful efforts to date and plans for the balance of the year, the company now expects to deliver at least $100 million of savings in 2006, up from its previous objective for savings of $80 to $100 million. Pretax charges for the full year are expected to total approximately $550 million.

Cash flow and balance sheet

Cash provided by operations decreased to $519 million in the first quarter compared with $608 million in 2005 primarily as a result of cash costs in 2006 related to the company's strategic cost reductions. Capital spending was $179 million versus $109 million in the first quarter of last year. At March 31, 2006, total debt and preferred securities declined to $4.5 billion from $4.6 billion at the end of 2005.

During the first quarter, the company repurchased nearly 2.3 million shares of its common stock at a cost of $135 million. Share repurchases in 2005 and 2006 caused the average number of diluted shares outstanding to decrease versus the year-ago quarter by about 23 million shares, benefiting earnings per share comparisons by 5 percent.

Outlook

Commenting on the outlook, Falk said, "Under our Global Business Plan, we're focused on the right strategies to deliver sustainable top- and bottom-line growth and improve returns to shareholders. Over the balance of this year and beyond, we will continue to bring insight-driven innovation to market across all our businesses and drive strong growth in developing and emerging markets. We will also continue to relentlessly take costs out of the system. Meanwhile, we now believe that inflation in 2006 will be greater than our original planning assumptions, primarily due to recent increases in fiber and oil costs. As a result of our aggressive actions to reduce costs, we also expect to generate a higher level of savings than originally planned, which should enable us to fully offset the additional inflationary pressures.

"Taking these factors into consideration, we remain comfortable with our previous guidance that earnings per share before unusual items in 2006 will be in a range of $3.85 to $3.95.

"As for the second quarter, the top line should benefit from our product plans as well as recently implemented price increases. Although we expect costs to rise somewhat sequentially, we plan to support our growth initiatives with an increased level of strategic marketing spending. In total, we expect earnings per share before unusual items will be similar to or slightly better than the first quarter, in a range of 93 to 95 cents per share."

Non-GAAP financial measures

Certain financial measures contained in this press release exclude charges related to competitive improvement initiatives for streamlining the company's operations, currency effects and the effects of the company's synthetic fuel partnership activities on the effective tax rate. Financial measures which exclude those items have not been determined in accordance with accounting principles generally accepted in the U.S. and are therefore "non-GAAP" financial measures.

Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by disclosing these non-GAAP financial measures as a reasonable basis for comparison of the company's ongoing results of operations. Reconciliations of these non-GAAP financial measures to the most closely analogous measure determined in accordance with accounting principles generally accepted in the U.S. are attached.

Conference call

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 9 a.m. (CDT) today. The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (kimberly-clark.com).

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds No. 1 or No. 2 share positions in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 134-year history of innovation, visit kimberly-clark.com.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including new product introductions, cost savings and acquisitions, anticipated costs and savings related to the Competitive Improvement Initiatives, anticipated financial and operating results, strategies, contingencies and anticipated transactions of the company constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see the section of Part I, Item 1A of the company's Annual Report on Form 10-K for the year ended December 31, 2005 entitled "Risk Factors."

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions, except per share amounts)

EARNINGS SUMMARY:

The following tables present the reconciliation of non-GAAP financial measures to reported GAAP measures.

Three Months Ended March 31, 2006:

	Income (Expense)	Diluted Earnings Per Share
Earnings Before Unusual Items...	$ 428.7	$ .93
Charges for Unusual Items:		
Competitive Improvement Initiatives	(153.6)	(.33)
Net Income..	$ 275.1	$ .60

Three Months Ended March 31, 2006:

	Income (Expense)
Operating Profit Before Unusual Items..	$ 629.0
Charges for Unusual Items:	
Competitive Improvement Initiatives	(208.6)
Operating Profit..	$ 420.4

There were no unusual items in the first quarter of 2005.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions, except per share amounts)

		Three Months Ended March 31		
		2006	2005	Change
Net Sales...	$	4,067.9	$ 3,905.8	+ 4.2%
Cost of products sold		2,914.8	2,599.2	+ 12.1%
Gross Profit..		1,153.1	1,306.6	- 11.7%
Marketing, research and general expenses......................		712.5	653.9	+ 9.0%
Other (income) expense, net..		20.2	15.1	+ 33.8%
Operating Profit		420.4	637.6	- 34.1%
Nonoperating expense		(15.8)	(46.3)	- 65.9%
Interest income		6.4	6.0	+ 6.7%
Interest expense		(54.3)	(43.9)	+ 23.7%
Income Before Income Taxes..		356.7	553.4	- 35.5%
Provision for income taxes		(99.3)	(117.2)	- 15.3%
Income Before Equity Interests		257.4	436.2	- 41.0%
Share of net income of equity companies		39.0	34.1	+ 14.4%
Minority owners' share of subsidiaries' net income..		(21.3)	(20.2)	+ 5.4%
Net Income	$	275.1	$ 450.1	- 38.9%
Net Income Per Share Basis - Diluted	$	.60	$ .93	- 35.5%

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions, except per share amounts)

Notes:

1. In 2006, charges of $153.6 million for unusual items are included as follows:

	Three Months Ended March 31, 2006
Cost of products sold	$ 155.7
Marketing, research and general expenses..................	42.0
Other (income) expense, net	10.9
Provision for income taxes..	(53.4)
Competitive Improvement Initiatives after taxes........	155.2
Minority Interest	(1.6)
Net charges	$ 153.6

2. Prior to the adoption of SFAS 123R, the Corporation accounted for stock-based compensation using the intrinsic-value method. The following presents pro forma information about net income and earnings per share for 2005 as if the Corporation had applied fair value expense recognition to all employee stock options granted.

(Millions of dollars, except per share amounts)	Three Months Ended March 31, 2005
Pro forma net income...	$ 442.2
Pro forma earnings per share – diluted	$ .91

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions, except per share amounts)

3. Other Information:

	Three Months Ended March 31	
	2006	2005
Cash Dividends Declared		
Per Share	$ .49	$ .45

	March 31	
Common Shares (Millions)	2006	2005
Outstanding, as of	460.0	478.9
Average Diluted for:		
Three Months Ended	461.8	484.6

Unaudited

KIMBERLY-CLARK CORPORATION
(Millions)

Supplemental Financial Information:

	March 31 2006	December 31 2005
Preliminary Balance Sheet Data:		
Cash and cash equivalents...	$ 389.2	$ 364.0
Accounts receivable	2,147.9	2,101.9
Inventories...	1,810.4	1,752.1
Total assets..	16,391.5	16,303.2
Accounts payable	1,338.8	1,354.3
Debt payable within one year...	1,198.2	1,222.5
Total current liabilities	4,643.9	4,642.9
Long-term debt...	2,570.4	2,594.7
Preferred securities of subsidiary	766.1	757.4
Stockholders' equity...	5,672.0	5,558.2

Preliminary Cash Flow Data -

"Free Cash Flow" Reconciled to Cash Provided by Operations:	Three Months Ended March 31	
	2006	2005
Free cash flow	$ 131.2	$ 305.3
Capital spending...	179.1	108.9
Cash dividends paid	208.6	194.2
Cash provided by operations	$ 518.9	$ 608.4
Cash used for investing	$ (143.7)	$ (127.9)
Cash used for financing...	$ (353.2)	$ (235.4)
Depreciation and amortization	$ 261.0	$ 192.0

Unaudited

Description of Business Segments

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers under the direction of the Chief Executive Officer develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other; and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net; income and expense not associated with the business segments; and the costs of corporate decisions related to the Competitive Improvement Initiatives. Corporate & Other includes the costs of the Competitive Improvement Initiatives.

The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and other products to the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, Kimwipes, WypAll, Surpass and other brand names.

The Health Care segment manufactures and markets health care products such as surgical gowns, drapes, infection control products, sterilization wrap, disposable face masks and exam gloves, respiratory products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Safeskin, Tecnol, Ballard and other brand names.

Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
(Millions)

| | Three Months Ended March 31 | | |
	2006	2005	Change
NET SALES:			
Personal Care	$1,625.0	$ 1,532.9	+6.0%
Consumer Tissue	1,497.2	1,441.7	+3.8%
K-C Professional & Other	631.5	621.5	+1.6%
Health Care	321.8	306.5	+5.0%
Corporate & Other	9.0	7.8	+15.4%
Intersegment Sales	(16.6)	(4.6)	N.M.
Consolidated	$4,067.9	$ 3,905.8	+4.2%
OPERATING PROFIT:			
Personal Care	$ 300.2	$ 311.8	- 3.7%
Consumer Tissue	209.0	203.2	+2.9%
K-C Professional & Other	95.9	101.1	- 5.1%
Health Care	59.9	64.7	- 7.4%
Corporate & Other	(224.4)	(28.1)	N.M.
Other income (expense), net	(20.2)	(15.1)	+33.8%
Consolidated	$ 420.4	$ 637.6	-34.1%

For the three months ended March 31, 2006, Corporate & Other and Other income (expense), net, include $197.7 million and $10.9 million, respectively, of pre-tax charges for the Competitive Improvement Initiatives.

N.M.-Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions)

NON-GAAP RECONCILIATION SCHEDULES

The following tables present the reconciliation of non-GAAP financial measures to reported GAAP financial measures.

Reconciliation of the percentage change in net sales excluding currency effects to the reported change in net sales:

| NET SALES: | Three Months Ended March 31, 2006 | | |
	Change As Reported	Currency Effect	Change Excluding Currency Effect
Consolidated	4.2%	-1.4%	5.6%
Personal Care	6%	0%	6%
Personal Care – Europe	-9%	-10%	1%
Consumer Tissue......................................	4%	-2%	6%
Consumer Tissue – Europe.....................	-5%	-9%	4%
K-C Professional & Other.........................	2%	-2%	4%
Health Care	5%	-2%	7%

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions)

Effective Income Tax Rate Reconciliation – Unusual Items and Synthetic Fuel Partnership Activities:

	Three Months Ended March 31, 2006				
	As Reported	Unusual Items	Excluding Unusual Items	Synthetic Fuel	
				Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 356.7	$ (208.6)	$ 565.3	$ (15.8)	$ 581.1
Provision for Income Taxes	99.3	(53.4)	152.7	(19.5)	172.2
Net Synthetic Fuel Benefit				$ 3.7	
Effective Income Tax Rate	27.8%		27.0%		29.6%

	Three Months Ended March 31, 2005				
	As Reported	Unusual Items	Excluding Unusual Items	Synthetic Fuel	
				Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 553.4	$ -	$ 553.4	$ (46.3)	$ 599.7
Provision for Income Taxes	117.2	-	117.2	(59.5)	176.7
Net Synthetic Fuel Benefit				$ 13.2	
Effective Income Tax Rate	21.2%		21.2%		29.5%

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31

Outlook for 2006
Estimated Full-Year 2006 Diluted Earnings Per Share:

Earnings Per Share

Before Unusual Items .... $3.85 - $3.95

Competitive Improvement Initiatives.. (.82) - (.78)

Earnings Per Share – Diluted .... $3.03 - $3.17

Estimated Second Quarter 2006 Diluted Earnings Per Share

Earnings Per Share

Before Unusual Items .... $.93 - $.95

Competitive Improvement Initiatives.. (.20) - (.19)

Earnings Per Share – Diluted .... $.73 - $.76

Investor Relations contact: Mike Masseth, 972-281-1478, mmasseth@kcc com
Media Relations contact: Dave Dickson, 972-281-1481, ddickson@kcc com

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